Exhibit 2.11

JBS S.A. Corporate Taxpayers’ ID (CNPJ/MF) No. 02.916.265/0001-60 Company Registry (NIRE): 35.300.330.587 Publicly-Held Company	Vigor Alimentos S.A. Corporate Taxpayers’ ID (CNPJ/MF) No. 13.324.184/0001-97 Company Registry (NIRE): 35.300.391.047 Publicly-Held Company

MATERIAL FACT

JBS S.A. (“JBS”) and Vigor Alimentos S.A. (“Vigor”), in accordance with Law No. 6,404, dated December 15, 1976, as amended, and CVM Instruction No. 358, dated January 3, 2002, as amended, inform their shareholders and the market in general that the Voluntary Public Tender Offer for the Acquisition of Common Shares Issued by JBS in Exchange for Common Shares Issued by Vigor (Oferta Pública Voluntária de Aquisição de Ações Ordinárias de Emissão da JBS Mediante Permuta por Ações Ordinárias de Emissão da Vigor) (the “Exchange Offer”) was successfully concluded with the auction held today.

As of tomorrow, June 22, 2012, Vigor will become a self-governing company whose corporate structure is independent of JBS. Vigor shares will be traded on the Novo Mercado, the segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) with the highest corporate governance standards, thus providing Vigor with greater visibility, dynamism and independence to develop its activities and achieve its corporate objectives.

São Paulo, June 21, 2012.

Jeremiah O’Callaghan Investor Relations Officer of JBS	Gilberto Meirelles Xandó Baptista Investor Relations Officer of Vigor

Additional Information for U.S. Shareholders of JBS:

Exchange Offer of JBS Shares for Vigor Shares

This communication contains information with respect to the Exchange Offer under Brazilian law of JBS shares for Vigor shares. JBS and Vigor are Brazilian companies. Information distributed in connection with the Exchange Offer is subject to Brazilian disclosure requirements that are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and accounting practices in Brazil that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Exchange Offer, since the companies are located in Brazil and all of their officers and directors are residents of Brazil. You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of the companies otherwise than through the Exchange Offer, such as in open market or privately negotiated purchases.

Important Notice Regarding Forward-Looking Statements:

This Material Fact contains certain forward-looking statements. Statements that are not historical facts, including statements about our perspectives and expectations, are forward looking statements. The words “expect”, “believe”, “estimate”, “intend”, “will,” “plan” and similar expressions, when related to JBS and its subsidiaries, indicate forward-looking statements. These statements reflect the current view of management and are subject to various risks and uncertainties. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results different from current expectations. Excessive reliance should not be placed on those statements. Forward-looking statements relate only to the date they were made.